Naboso Technology, Inc.

ANNUAL REPORT

6825 W Galveston Street Suite 9

Chandler, AZ 85226

(347) 705-0702

https://www.naboso.com/

This Annual Report is dated May 26, 2023.

BUSINESS

Naboso Technology is a health and wellness company that develops products to optimize the way people move. Our product catalog currently includes insoles, mats, flooring and accessory products. Our innovative products are uniquely designed with a patent-pending material that stimulates the nerves in the bottom of the feet to increase foot and body awareness. We have applications in the medical, wellness and performance spaces.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $100,000.00
Number of Securities Sold: 200,000
Use of proceeds: Initial inventory at company launch
Date: January 01, 2017
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $50,000.00
Use of proceeds: Marketing
Date: October 15, 2019
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $773,882, up approximately 68% from 2019 revenue of revenue of $461,172. As a result of more focus on the direct-to-consumer market, our higher-margin D2C sales were up 10%, offsetting a decline in B2B revenue due to COVID.

We believe that the increase in D2C sales was also associated with our rebranding and a new website which we launched in July 2020. This cleaner and more consistent brand messaging support consumer awareness and marketing engagement.

Cost of sales

Cost of sales in 2020 was $241,485, an increase of approximately $115,923, from costs of $125,562 in fiscal year 2019. The increase was largely due to an increase in production to lower our individual cost of goods at the manufacturing level. Increased costs were also associated with the fact that we launched 3 new products in 2020 which increased our total catalog from 8 to 11 products.

Gross margins

2020 gross profit increased by $196,786 over 2019 gross profit and gross margins as a percentage of revenues stayed consistent with 68.8% in 2020 and 72.8% in 2019. This average gross margins of approximately 70% are reflective of the split revenue of 60% direct to consumer and 40% business to business.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development.

Expenses in 2020 increased $172,717 from 2019. Approximately $100,000 of this increase was due to our rebrand and development of the new website. The Company hired Digital Surgeons to oversee this brand study, website development and marketing strategy.

Historical results and cash flows:

Last year's (2019) cash flow is directly related to our rebrand and website development which has laid the foundation for future growth and marketing strategies. We project that successive years will trend strongly upward similar to our trend of 68% growth for 2020.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $440,647.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA – Economic Injury Disaster Loan
Amount Owed: $204,900.00
Interest Rate: 3.75%
Maturity Date: April 01, 2021
– On April 23, 2020, the Company qualified and received $204,900 with an interest rate of 3.75%. The terms of this note are that the first year of interest of 3.75% has been deferred for one year and that deferment is included in the principal due commencing on May 1, 2021. The new principal in effect will be $212,891 on April 1, 2021. The monthly payment of approximately $986 is payable over the next 30 years (maturity date is April 1, 2051).

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dr Emily Splichal

Dr Emily Splichal's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO) & Co-Founder
Dates of Service: January, 2017 - Present
Responsibilities: Overseeing company strategy and execution for domestic and global growth in both the D2C and B2B markets. Current salary is $0 for my position but I have 80% of the common stock shares.

Other business experience in the past three years:

Employer: EBFA Global
Title: Founder
Dates of Service: January, 2012 - Present
Responsibilities: Professional educational content creation via online and live platforms.

Other business experience in the past three years:

Employer: Center for Functional & Regenerative Podiatry
Title: Podiatrist
Dates of Service: July, 2012 - Present
Responsibilities: Clinician in functional podiatry and patient care.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Dr. Emily Splichal
Amount and nature of Beneficial ownership: 10,000,000
Percent of class: 82.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Common Stock

The amount of security authorized is 20,000,000 with a total of 12,200,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns 8 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval’s that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. This is a new and unproven industry Sensory Insoles and Mats is a completely new product that we have recently introduced into the crowded field of footwear and orthotics. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. We have launched a product that overlaps with two well established industries – footwear and orthotics. It could be very difficult to persuade a large number of the participants in these industries to try something new and innovative. The Company will only be able to create value if people are persuaded to buy sensory insoles and mats. This will be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly. Rolling Closings This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 26, 2023.

Naboso Technology, Inc.

By /s/ Dr Emily Splichal

Name: Naboso Technololgy Inc.

Title: CEO / President

Exhibit A

FINANCIAL STATEMENTS

I, Emily Splichal (Print Name), the CEO / President (Principal Executive Officers) of Naboso Technology Inc. (Company Name), hereby certify that the financial statements of Naboso Technology Inc. (Company Name) and notes thereto for the periods ending 2021 (first Fiscal Year End of Review) and 2022 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $-175,236.04; taxable income of $-175,236.04 and total tax of $0.

> ***If the company has not filed tax returns please*** *replace above sentence with options below and then include the information for the previous year if applicable:*
>
> [Company] has not yet filed its federal tax return for [year]."
>
> ***If the company is a brand new company please replace above sentence with:***
>
> "[Company] was not in existence for the previous tax year."
>
> ***If neither of these apply, please delete these additional instructions***

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 05 / 05 / 2023 (Date of Execution).

______________________ (Signature)

CEO
______________________ (Title)

05 / 05 / 2023 (Date)

Naboso Technology, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
11115 Chase (-7020) - NABOSO TECHNOLOGY, INC.	186,763.25
11120 Checking (6106) - NABOSO TECHNOLOGY, LLC	240,181.07
11125 PayPal Bank	0.00
11126 PayPal Bank - GMA	-72.50
11130 Savings x3152	0.00
11135 Wise -Euro	4,856.66
11140 Wise- USD	981.40
11145 Wise-Australia Dollars	7,937.62
11500 Payment Clearing Accounts	
11502 Bill.com Money Out Clearing	0.00
11510 Amazon Payments Account	0.00
Total 11500 Payment Clearing Accounts	**0.00**
Total Bank Accounts	**$440,647.50**
Accounts Receivable	
12105 Accounts Receivable (A/R)	-3,741.49
12110 Accounts Receivable- 3rd-Prty Processors	0.00
12115 Accounts Receivable (A/R) - AUD	0.00
12120 Accounts Receivable (A/R) - EUR	104,093.44
Total Accounts Receivable	**$100,351.95**
Other Current Assets	
12500 Amounts Due from (to) Related Parties, net	0.00
12505 Due from EBFA Global Sales-0248	0.00
12510 Due from EBFA-7574	0.00
12515 Due from Medical Practice-3029	0.00
12520 Due from Shareholder-3564	0.00
Total 12500 Amounts Due from (to) Related Parties, net	**0.00**
13100 Inventory	0.00
13130 Finished Goods	683,378.89
13190 Inventory Deposits	88,207.00
Total 13100 Inventory	**771,585.89**
13200 Prepaid Expenses	44,124.38
13210 Other Current Assets	0.00
13220 Shopify Clearing	51,848.43
13225 Undeposited Funds	350.00
13235 Accrued Revenue	855.00
Total Other Current Assets	**$868,763.70**
Total Current Assets	**$1,409,763.15**

Naboso Technology, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Fixed Assets	
14100 Computer & Related	2,651.84
14200 Furniture & Fixtures	10,216.27
14400 Tooling and Molds	35,639.20
14500 Leasehold Improvements	20,906.39
14900 Accumulated Depreciation	-19,875.86
15100 Branding Costs	85,646.00
15200 Marketing Strategy Costs	91,287.06
15300 Patents	92,144.78
15350 Research & Development costs	35,128.65
15400 Trademark	34,569.77
15450 Website Development	99,000.00
15900 Accumulated Amortization	-309,077.75
Total Fixed Assets	**$178,236.35**
Other Assets	
19100 Security Deposits	18,141.38
19200 Right of Use Asset	240,835.11
Total Other Assets	**$258,976.49**
TOTAL ASSETS	**$1,846,975.99**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
21100 Accounts Payable (A/P)	466,328.27
21150 Accrued Accounts Payable	0.00
21200 Accounts Payable (A/P) - AUD	0.00
21250 Accounts Payable (A/P) - EUR	-0.01
21300 Accounts Payable (A/P) - GBP	3,282.81
Accounts Payable (A/P) - CAD	8,055.56
Total Accounts Payable	**$477,666.63**
Credit Cards	
22100 Chase Visa (7455)	0.00
22200 Chase Visa (8537)	5,084.67

Naboso Technology, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Total Credit Cards	**$5,084.67**
Other Current Liabilities	
23100 Payroll Liabilities	
23110 AZ Income Tax	68.81
23115 AZ Unemployment Tax	-65.64
23120 CO Income Tax	0.00
23125 CO Unemployment Tax	0.00
23130 Federal Taxes (941/944)	2,498.92
23135 Federal Unemployment (940)	190.02
23140 Remittance ID 353-76-5583; Order ID 2009UR1754	0.00
23160 NJ Income Tax	33.68
23165 NJ Quarterly Taxes	158.00
Total 23100 Payroll Liabilities	**2,883.79**
23145 Accrued Expenses	0.00
23150 Accrued Employee Retirement	2,535.40
23155 Accrued Interest	5,923.76
24110 Sales tax, VAT & GST collected & payable	-1,164.71
24115 NYS + NYC Corporation taxes payable	0.00
25100 Loans Payable - Hustle Flywheel	0.00
25110 Loans payable - Kabbage	0.00
25115 Loans Payable - LoanBuilder	0.00
25120 Loans Payable - Star Strong Funding	338,512.19
26100 Customer deposits	0.00
26115 Deferred liability	18,693.88
Direct Deposit Payable	0.00
Total Other Current Liabilities	**$367,384.31**
Total Current Liabilities	**$850,135.61**
Long-Term Liabilities	
25125 Convertible Note Payable	0.00
25126 Interest payable on Convertible Note	0.00
25130 SBA-EID Loan	203,901.00
27100 Deferred Rent	272,603.61
Total Long-Term Liabilities	**$476,504.61**
Total Liabilities	**$1,326,640.22**
Equity	
31100 Capital	6,991.50
31200 Owners' Investment	0.00
31300 Paid-In Capital or Surplus	1,148,514.32
31400 Stock Subscription Receivable	-6,120.00
38000 Retained Earnings (Accumulated Deficit)	-453,814.00
39000 Opening Balance Equity	0.00

Naboso Technology, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Net Income	-175,236.04
Total Equity	**$520,335.78**
TOTAL LIABILITIES AND EQUITY	**$1,846,976.00**

Naboso Technology, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
11115 Chase (-7020) - NABOSO TECHNOLOGY, INC.	134,400.35
11120 Checking (6106) - NABOSO TECHNOLOGY, LLC	148,517.47
11125 PayPal Bank	0.00
11130 Savings x3152	0.00
11135 Wise -Euro	26,409.99
11140 Wise- USD	18,418.91
11145 Wise-Australia Dollars	15,937.97
11500 Payment Clearing Accounts	
11510 Amazon Payments Account	0.00
Total 11500 Payment Clearing Accounts	**0.00**
Total Bank Accounts	**$343,684.69**
Accounts Receivable	
12105 Accounts Receivable (A/R)	9,461.93
12110 Accounts Receivable- 3rd-Prty Processors	0.00
12115 Accounts Receivable (A/R) - AUD	0.00
12120 Accounts Receivable (A/R) - EUR	16,826.66
Total Accounts Receivable	**$26,288.59**
Other Current Assets	
12500 Amounts Due from (to) Related Parties, net	
12505 Due from EBFA Global Sales-0248	0.00
12510 Due from EBFA-7574	44,423.37
12515 Due from Medical Practice-3029	0.00
12520 Due from Shareholder-3564	-2,040.37
Total 12500 Amounts Due from (to) Related Parties, net	**42,383.00**
13100 Inventory	104,803.68
13130 Finished Goods	61,554.58
13190 Inventory Deposits	69,155.96
Total 13100 Inventory	**235,514.22**
13200 Prepaid Expenses	7,790.00
13210 Other Current Assets	38,674.15
13225 Undeposited Funds	260.17
Total Other Current Assets	**$324,621.54**
Total Current Assets	**$694,594.82**

Naboso Technology, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
Fixed Assets	
14100 Computer & Related	2,651.84
14200 Furniture & Fixtures	8,767.44
14400 Tooling and Molds	35,639.20
14900 Accumulated Depreciation	-11,419.28
15100 Branding Costs	85,646.00
15200 Marketing Strategy Costs	91,287.06
15300 Patents	72,026.29
15350 Research & Development costs	35,128.65
15400 Trademark	33,369.04
15450 Website Development	99,000.00
15900 Accumulated Amortization	-255,164.81
Total Fixed Assets	**$196,931.43**
Other Assets	
19100 Security Deposits	8,141.38
Total Other Assets	**$8,141.38**
TOTAL ASSETS	**$899,667.63**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
21100 Accounts Payable (A/P)	244,381.81
21150 Accrued Accounts Payable	-141,348.44
21250 Accounts Payable (A/P) - EUR	496.07
21300 Accounts Payable (A/P) - GBP	0.00
Total Accounts Payable	**$103,529.44**
Credit Cards	
22100 Chase Visa (7455)	2,661.80
Total Credit Cards	**$2,661.80**
Other Current Liabilities	
23100 Payroll Liabilities	
23110 AZ Income Tax	0.00
23115 AZ Unemployment Tax	157.86
23120 CO Income Tax	300.00
23125 CO Unemployment Tax	122.60
23130 Federal Taxes (941/944)	0.00
23135 Federal Unemployment (940)	368.93
23140 Remittance ID 353-76-5583; Order ID 2009UR1754	0.00

Naboso Technology, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
Total 23100 Payroll Liabilities	**949.39**
23150 Accrued Employee Retirement	452.05
24110 Sales tax, VAT & GST collected & payable	5,023.44
24115 NYS + NYC Corporation taxes payable	0.00
25100 Loans Payable - Hustle Flywheel	0.00
25110 Loans payable - Kabbage	0.00
25115 Loans Payable - LoanBuilder	0.00
25120 Loans Payable - Star Strong Funding	163,200.00
26100 Customer deposits	0.00
26115 Deferred liability	10,732.24
Direct Deposit Payable	0.00
Total Other Current Liabilities	**$180,357.12**
Total Current Liabilities	**$286,548.36**
Long-Term Liabilities	
25125 Convertible Note Payable	-10,000.00
25126 Interest payable on Convertible Note	0.00
25130 SBA-EID Loan	204,900.00
27100 Deferred Rent	52,647.45
Total Long-Term Liabilities	**$247,547.45**
Total Liabilities	**$534,095.81**
Equity	
31100 Capital	6,991.50
31200 Owners' Investment	0.00
31300 Paid-In Capital or Surplus	818,514.32
31400 Stock Subscription Receivable	-6,120.00
38000 Retained Earnings (Accumulated Deficit)	13,948.35
39000 Opening Balance Equity	0.00
Net Income	-467,762.35
Total Equity	**$365,571.82**
TOTAL LIABILITIES AND EQUITY	**$899,667.63**

Naboso Technology, Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
40000 Corporate Sales of Product Income	666,032.93
41500 GMA Income	330,395.26
42000 Amazon Sales	
42001 Amazon U.S.A. sales	254,001.39
42002 Amazon Canada Sales	33,515.13
42003 Amazon Germany Sales	1,158.97
42004 Amazon UK Sales	24,629.61
Total 42000 Amazon Sales	**313,305.10**
43000 Shopify Sales	1,383,900.42
43001 Shopify via Amazon Pay	0.00
43003 Shopify via EU Sales	63,200.68
43004 Shopify via UK Sales	26,015.72
43005 Shopify via NC Sales	16,824.05
Total 43000 Shopify Sales	**1,489,940.87**
45000 Facebook sales	9,322.56
46000 A D-to-C Discounts	-140.40
49000 Reseller Discounts	-570.00
Total 40000 Corporate Sales of Product Income	**2,808,286.32**
43002 Shopify Sales - Naboso AU Sales	74,415.64
48000 Shopify Discounts	-119,979.07
49200 Shipping Income	18,812.03
Sales of Product Income	414.00
Total Income	**$2,781,948.92**
Cost of Goods Sold	
60000 Cost of Goods Sold	329,957.03
61100 Landed Costs/Inventory Shrinkage	205,027.31
69999 Other	2,418.67
Total 60000 Cost of Goods Sold	**537,403.01**
62000 Shipping, Freight & Delivery - COS*	83,426.06
62100 Amazon related expenses	302.90
62200 Shopify related expenses	184,035.84
62300 Inbound Freight	43,215.81
62400 Outbound Product Shipping	4,827.37
62500 Shipping supplies	20,582.59
Total 62000 Shipping, Freight & Delivery - COS*	**336,390.57**
63000 Customs & Duties	724.26
Inventory Shrinkage	0.00
Total Cost of Goods Sold	**$874,517.84**
GROSS PROFIT	**$1,907,431.08**

Naboso Technology, Inc.

Profit and Loss

January - December 2022

	TOTAL
Expenses	
70100 Order Fulfill & Other Amazon charges	122,082.26
70110 Order Fulfillment and Other Shopify costs	-536.88
70115 Order Fulfillment by 3rd Party	15,780.68
70400 Research & development	2,716.94
70500 Payment processing fees	
70520 Payment processing fees - PayPal	10,303.11
70530 Payment processing fees - QuickBooks Payments	8,306.31
Total 70500 Payment processing fees	**18,609.42**
71000 Payroll Expenses	
71100 Wages	267,278.12
71300 Taxes	31,910.94
71510 Employee Retirement expenses	2,083.35
71515 Recoverable lease payments for officer	22,269.21
Total 71000 Payroll Expenses	**323,541.62**
72000 Advertising & Marketing	498,367.02
72100 Affiliate payments	11,080.20
72110 Internet & webpage	10,744.28
72120 Promotional Product Samples	3,430.00
72140 Trade shows & marketing events	124,269.52
Total 72000 Advertising & Marketing	**647,891.02**
81000 Facilities	
81105 Rent & Lease	87,477.02
81110 Facilities Repairs & Maintenance	6,201.06
81120 Telecom & Internet	3,005.35
81125 Utilities	14,772.57
Total 81000 Facilities	**111,456.00**
82000 Travel	
82100 Airfare & related	42,805.38
82110 Lodging	18,568.99
82120 Ground Transportation & related	7,779.98
82125 Travel Meals	6,153.25
82130 Local Meals	2,549.31
82135 Parking & tolls	2,356.82
82190 Other travel	687.14
Total 82000 Travel	**80,900.87**
85000 Professional Fees	5,025.00
85210 Accounting fees	143,552.55
85220 Legal fees	37,023.71
85230 International Business Development	162,704.42
85240 Recruiting	199.00
85250 Consulting/Contractors	53,713.36

Naboso Technology, Inc.

Profit and Loss

January - December 2022

	TOTAL
85999 Other Consulting Expenses	39,500.00
Total 85000 Professional Fees	**441,718.04**
86105 Business Tax, Licenses & Compliance	1,170.78
86125 Finance Charges & Fees	2,943.53
86130 Insurance	6,108.00
86135 Office Supplies & Software	21,254.38
86140 Shipping & Postage (non product-related)	21,528.75
86145 Vehicle expenses	1,429.50
86150 Reimbursements	1,458.25
Vendor payment service fees	13,331.69
Total Expenses	**$1,833,384.85**
NET OPERATING INCOME	**$74,046.23**
Other Expenses	
Unrealized Gain or Loss	-41.41
95100 Amortization Expense	53,912.94
95200 Depreciation expense	8,456.58
95400 Interest Expense	51,434.14
95500 Foreign Currency Exch. gain/loss	5,594.45
95900 Other Miscellaneous Income/Expense	129,925.58
Total Other Expenses	**$249,282.27**
NET OTHER INCOME	**$ -249,282.27**
NET INCOME	**$ -175,236.04**

Naboso Technology, Inc.

Profit and Loss

January - December 2021

	TOTAL
Income	
40000 Corporate Sales of Product Income	574,077.36
42000 Amazon Sales	
42001 Amazon U.S.A. sales	150,961.75
42002 Amazon Canada Sales	22,845.31
42003 Amazon Germany Sales	1,406.71
42004 Amazon UK Sales	11,394.88
Total 42000 Amazon Sales	**186,608.65**
43000 Shopify Sales	623,777.02
43001 Shopify via Amazon Pay	84,716.94
43003 Shopify via EU Sales	39,129.94
43004 Shopify via UK Sales	12,747.00
Total 43000 Shopify Sales	**760,370.90**
44001 PayPal Sales-U.S.	15.00
45000 Facebook sales	3,307.93
46000 A D-to-C Discounts	0.00
49000 Reseller Discounts	-687.50
Total 40000 Corporate Sales of Product Income	**1,523,692.34**
43002 Shopify Sales - Naboso AU Sales	16,160.48
48000 Shopify Discounts	-45,102.90
Total Income	**$1,494,749.92**
Cost of Goods Sold	
60000 Cost of Goods Sold	390,738.84
61100 Landed Costs/Inventory Shrinkage	0.00
69999 Other	369.00
Total 60000 Cost of Goods Sold	**391,107.84**
62000 Shipping, Freight & Delivery - COS*	2,830.00
62100 Amazon related expenses	839.52
Amazon UK Ship./deliv./other (deleted)	2,450.81
Total 62100 Amazon related expenses	**3,290.33**
62200 Shopify related expenses	158,111.38
62300 Inbound Freight	47,735.87
62400 Outbound Product Shipping	16,569.71
62500 Shipping supplies	9,190.63
Burden Adjustment for EOH (deleted)	-45,330.56
Total 62000 Shipping, Freight & Delivery - COS*	**192,397.36**
63000 Customs & Duties	783.82
64000 Warehousing Storage and Related	658.44

Naboso Technology, Inc.

Profit and Loss

January - December 2021

	TOTAL
65000 Production tooling & amortization	6,664.92
Physical Inventory Adjustment (deleted)	-61,634.36
Total Cost of Goods Sold	**$529,978.02**
GROSS PROFIT	**$964,771.90**
Expenses	
70100 Order Fulfill & Other Amazon charges	51,779.56
70110 Order Fulfillment and Other Shopify costs	8,609.30
70115 Order Fulfillment by 3rd Party	19,951.99
70500 Payment processing fees	
70510 Payment processing fees - Amazon	1,177.32
70530 Payment processing fees - QuickBooks Payments	8,073.45
70540 Payment Processing fees - Shopify	4,238.25
Total 70500 Payment processing fees	**13,489.02**
71000 Payroll Expenses	
71100 Wages	114,058.70
71300 Taxes	10,308.77
71510 Employee Retirement expenses	452.05
Total 71000 Payroll Expenses	**124,819.52**
72000 Advertising & Marketing	191,778.78
72100 Affiliate payments	2,541.86
72110 Internet & webpage	248,452.37
72120 Promotional Product Samples	7.50
72140 Trade shows & marketing events	100,252.73
Total 72000 Advertising & Marketing	**543,033.24**
81000 Facilities	
81105 Rent & Lease	86,536.31
81110 Facilities Repairs & Maintenance	2,116.34
81120 Telecom & Internet	4,757.58
Total 81000 Facilities	**93,410.23**
82000 Travel	1,505.03
82100 Airfare & related	12,241.36
82110 Lodging	8,858.90
82120 Ground Transportation & related	2,320.18
82125 Travel Meals	3,058.62
82130 Local Meals	704.94
82135 Parking & tolls	81.00
82190 Other travel	959.80
Total 82000 Travel	**29,729.83**

Naboso Technology, Inc.

Profit and Loss

January - December 2021

	TOTAL
85000 Professional Fees	
85210 Accounting fees	59,508.02
85220 Legal fees	22,422.48
85230 International Business Development	137,600.09
85240 Recruiting	3,272.83
85250 Consulting/Contractors	72,411.80
85999 Other Consulting Expenses	25,500.39
Total 85000 Professional Fees	**320,715.61**
86105 Business Tax, Licenses & Compliance	3,168.85
86115 Computers & Equipment	4,555.49
86125 Finance Charges & Fees	6,013.40
86130 Insurance	7,882.46
86135 Office Supplies & Software	18,291.96
86140 Shipping & Postage (non product-related)	28.14
86145 Vehicle expenses	8,877.00
86150 Reimbursements	1,980.30
95300 Corporate tax expenses	-1,000.00
Leasehold improvements-expensed	2,650.00
Total Expenses	**$1,257,985.90**
NET OPERATING INCOME	**$ -293,214.00**
Other Expenses	
Unrealized Gain or Loss	295.42
95100 Amortization Expense	142,352.99
95200 Depreciation expense	8,029.01
95400 Interest Expense	20,130.76
95500 Foreign Currency Exch. gain/loss	3,199.87
95900 Other Miscellaneous Income/Expense	540.30
Total Other Expenses	**$174,548.35**
NET OTHER INCOME	**$ -174,548.35**
NET INCOME	**$ -467,762.35**

Naboso Technology, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-184,335.24
Adjustments to reconcile Net Income to Net Cash provided by operations:	
12105 Accounts Receivable (A/R)	13,203.42
12110 Accounts Receivable- 3rd-Prty Processors	
12120 Accounts Receivable (A/R) - EUR	-73,985.23
12500 Amounts Due from (to) Related Parties, net	0.00
12510 Amounts Due from (to) Related Parties, net:Due from EBFA-7574	44,423.37
12520 Amounts Due from (to) Related Parties, net:Due from Shareholder-3564	-2,040.37
13100 Inventory	104,803.68
13130 Inventory:Finished Goods	-626,006.66
13190 Inventory:Inventory Deposits	-19,051.04
13200 Prepaid Expenses	-36,334.38
13210 Other Current Assets	38,674.15
13220 Shopify Clearing	-51,848.43
13235 Accrued Revenue	-855.00
14900 Accumulated Depreciation	8,456.58
15900 Accumulated Amortization	53,912.94
21100 Accounts Payable (A/P)	221,946.46
21150 Accrued Accounts Payable	141,348.44
21200 Accounts Payable (A/P) - AUD	0.00
21250 Accounts Payable (A/P) - EUR	-496.08
21300 Accounts Payable (A/P) - GBP	3,282.81
Accounts Payable (A/P) - CAD	8,055.56
22100 Chase Visa (7455)	-2,661.80
22200 Chase Visa (8537)	5,084.67
23110 Payroll Liabilities:AZ Income Tax	68.81
23115 Payroll Liabilities:AZ Unemployment Tax	-223.50
23120 Payroll Liabilities:CO Income Tax	-300.00
23125 Payroll Liabilities:CO Unemployment Tax	-122.60
23130 Payroll Liabilities:Federal Taxes (941/944)	2,498.92
23135 Payroll Liabilities:Federal Unemployment (940)	-178.91
23145 Accrued Expenses	0.00
23150 Accrued Employee Retirement	2,083.35
23155 Accrued Interest	5,923.76
23160 Payroll Liabilities:NJ Income Tax	33.68
23165 Payroll Liabilities:NJ Quarterly Taxes	158.00
24110 Sales tax, VAT & GST collected & payable	-6,188.15
25120 Loans Payable - Star Strong Funding	175,312.19
26115 Deferred liability	7,961.64
Direct Deposit Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**16,940.28**
Net cash provided by operating activities	**$ -167,394.96**
INVESTING ACTIVITIES	

Naboso Technology, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
14200 Furniture & Fixtures	-1,448.83
14500 Leasehold Improvements	-20,906.39
15300 Patents	-20,118.49
15400 Trademark	-1,200.73
19100 Security Deposits	-10,000.00
19200 Right of Use Asset	-240,835.11
Net cash provided by investing activities	**$ -294,509.55**
FINANCING ACTIVITIES	
25125 Convertible Note Payable	10,000.00
25130 SBA-EID Loan	-999.00
27100 Deferred Rent	219,956.16
31300 Paid-In Capital or Surplus	330,000.00
39000 Opening Balance Equity	0.00
Net cash provided by financing activities	**$558,957.16**
NET CASH INCREASE FOR PERIOD	**$97,052.64**
Cash at beginning of period	343,944.86
CASH AT END OF PERIOD	**$440,997.50**

Naboso Technology, Inc.

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-467,762.35
Adjustments to reconcile Net Income to Net Cash provided by operations:	
12105 Accounts Receivable (A/R)	-1,142.42
12110 Accounts Receivable- 3rd-Prty Processors	774.84
12120 Accounts Receivable (A/R) - EUR	11,008.32
13100 Inventory	-106,058.84
13130 Inventory:Finished Goods	-43,032.37
13190 Inventory:Inventory Deposits	-69,155.96
13200 Prepaid Expenses	-7,790.00
13210 Other Current Assets	-38,674.15
Inventory:Inventory-Items to Review (deleted)	140,817.55
14900 Accumulated Depreciation	8,029.01
15900 Accumulated Amortization	149,017.91
21100 Accounts Payable (A/P)	45,275.71
21150 Accrued Accounts Payable	-141,348.44
21250 Accounts Payable (A/P) - EUR	496.07
21300 Accounts Payable (A/P) - GBP	0.00
22100 Chase Visa (7455)	-1,584.19
23110 Payroll Liabilities:AZ Income Tax	0.00
23115 Payroll Liabilities:AZ Unemployment Tax	157.86
23120 Payroll Liabilities:CO Income Tax	300.00
23125 Payroll Liabilities:CO Unemployment Tax	122.60
23130 Payroll Liabilities:Federal Taxes (941/944)	0.00
23135 Payroll Liabilities:Federal Unemployment (940)	368.93
23140 Payroll Liabilities:Remittance ID 353-76-5583; Order ID 2009UR1754	0.00
23150 Accrued Employee Retirement	452.05
24110 Sales tax, VAT & GST collected & payable	3,593.55
24115 NYS + NYC Corporation taxes payable	-1,000.00
25100 Loans Payable - Hustle Flywheel	0.00
25110 Loans payable - Kabbage	-26,800.00
25115 Loans Payable - LoanBuilder	-35,710.19
25120 Loans Payable - Star Strong Funding	163,200.00
26100 Customer deposits	-10,080.00
26115 Deferred liability	10,732.24
Direct Deposit Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**51,970.08**
Net cash provided by operating activities	**$ -415,792.27**
INVESTING ACTIVITIES	
14100 Computer & Related	-2,651.84
14200 Furniture & Fixtures	-5,377.17
14400 Tooling and Molds	-21,169.20
15200 Marketing Strategy Costs	0.00
15300 Patents	-14,299.45

Naboso Technology, Inc.

Statement of Cash Flows

January - December 2021

	TOTAL
15400 Trademark	-6,485.54
19100 Security Deposits	1,211.51
Net cash provided by investing activities	**$ -48,771.69**
FINANCING ACTIVITIES	
25125 Convertible Note Payable	-55,000.00
25126 Interest payable on Convertible Note	-5,019.23
27100 Deferred Rent	52,647.45
31100 Capital	671.50
31300 Paid-In Capital or Surplus	718,714.32
38000 Retained Earnings (Accumulated Deficit)	38,674.15
39000 Opening Balance Equity	0.00
Net cash provided by financing activities	**$750,688.19**
NET CASH INCREASE FOR PERIOD	**$286,124.23**
Cash at beginning of period	57,820.63
CASH AT END OF PERIOD	**$343,944.86**

	Common stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Deficit
	Shares	Amount			
Beginning	-	$ -	$ -	$ 13,948	$ 13,948.35
Issuance of founders stock	14,000,000	14,000	-	-	$ 14,000.00
Shares issued for cash	1,061,973	1,062	810,444		$ 811,505.82
Contributed capital	-	-	-	-	$ -
Net income (loss)	-	-	-	(467,762)	$ (467,762.35)
December 31, 2021	15,061,973	$ 15,062	$ 810,444	$ (453,814)	$ 371,692
Shares issued for Cash and Services	1,202,017	1,202	321,806	-	$ 323,008.48
Net income (loss)	-	-	-	(183,464)	$ (183,463.74)
December 31, 2022	16,263,990	$ 16,264	$ 1,132,250	$ (637,278)	$ 511,237

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

[yellow]	= amounts that come from P&L
[blue]	= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

NOTE 1 – NATURE OF OPERATIONS

Naboso Technology Inc. was formed on October 24, 2016 ("Inception") in the State of Delaware. The financial statements of Naboso Technology Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chandler, AZ

Naboso Technology Inc is a sensory technology company that uses texture to stimulate the nerves in the bottom of the feet and hands to improve wellness, performance and recovery. Our patented texture is integrated into all of our products and includes socks, insoles, mats and accessories.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from GAAP accounting when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and AZ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Accounts Payable (A/P). $466,328.27
SBA-EID Loan $197,907.00
Star Strong Funding. $338,512.19

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 16,263,990 shares of our common stock with par value of $0.82. As of December 31, 2022 the company has currently issued 16,263,990 shares of our common stock.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through May 14, 2023, May 14, 2023 is the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Dr Emily Splichal , Principal Executive Officer of Naboso Technology, Inc., hereby certify that the financial statements of Naboso Technology, Inc. included in this Report are true and complete in all material respects.

Dr Emily Splichal

CEO / President